As filed with the Securities and Exchange Commission on January 26, 2010

Securities Act File No. 333-159720

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
 ☐ Pre-Effective Amendment No.
☑ Post-Effective Amendment No. 4

Fifth Street Finance Corp.
(Exact name of registrant as specified in charter)

10 Bank Street, 12th Floor
White Plains, NY 10606
(914) 286-6800
(Address and telephone number, including area code, of principal executive offices)

Leonard M. Tannenbaum
Fifth Street Finance Corp.
10 Bank Street, 12th Floor
White Plains, NY 10606

(Name and address of agent for service)

Copies to:

Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, NW Washington, DC 20004-2415 Tel: (202) 383-0100 Fax: (202) 637-3593

Approximate date of proposed public offering:  From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☑

TABLE OF CONTENTS

PART C
Item 25. Financial Statements And Exhibits
Item 26. Marketing Arrangements
Item 27. Other Expenses Of Issuance And Distribution
Item 28. Persons Controlled By Or Under Common Control
Item 29. Number Of Holders Of Securities
Item 30. Indemnification
Item 31. Business And Other Connections Of Investment Adviser
Item 32. Location Of Accounts And Records
Item 33. Management Services
Item 34. Undertakings
SIGNATURES
EXHIBIT INDEX
EX-99.H
EX-99L.2

EXPLANATORY NOTE
     This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-159720) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 4 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the SEC. As permitted by Rule 462(d), this Post-Effective Amendment No. 4 shall become effective upon filing with the SEC.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Fifth Street Finance Corp. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

(2) Exhibits

(a)(1)	Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 filed with Fifth Street Finance Corp.’s Form 8-A (File No. 001-33901) filed on January 2, 2008).
(a)(2)	Certificate of Amendment to the Registrant’s Restated Certificate of Incorporation (Incorporated by reference to Exhibit (a)(2) filed with Fifth Street Finance Corp.’s Registration Statement on Form N-2 (File No. 333-146743) filed on June 6, 2008).
(a)(3)	Certificate of Correction to the Certificate of Amendment to the Registrant’s Restated Certificate of Incorporation (Incorporated by reference to Exhibit (a)(3) filed with Fifth Street Finance Corp.’s Registration Statement on Form N-2 (File No. 333-146743) filed on June 6, 2008).
(b)	Amended and Restated By-laws of the Registrant (Incorporated by reference to Exhibit 3.2 filed with Fifth Street Finance Corp.’s Form 8-A (File No. 001-33901) filed on January 2, 2008).
(d)	Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 filed with Fifth Street Finance Corp.’s Form 8-A (File No. 001-33901) filed on January 2, 2008).

(e)	Amended and Restated Dividend Reinvestment Plan (Incorporated by reference to Exhibit (e) filed with Fifth Street Finance Corp.’s Registration Statement on Form N-2 (File No. 333-146743) filed on June 6, 2008).
(g)	Form of Amended and Restated Investment Advisory Agreement by and between Registrant and Fifth Street Management LLC (Incorporated by reference to Exhibit (g) filed with Fifth Street Finance Corp.’s Registration Statement on Form N-2 (File No. 333-146743) filed on May 8, 2008).
(h)	Underwriting Agreement, dated January 22, 2010 among Registrant, Fifth Street Management LLC, FSC, Inc., Wells Fargo Securities, LLC and UBS Securities LLC*
(j)	Custodial Agreement (Incorporated by reference to Exhibit (j) filed with Fifth Street Finance Corp.’s Registration Statement on Form N-2 (File No. 333-146743) filed on June 6, 2008).
(k)(1)	Form of Administration Agreement by and between Registrant and FSC, Inc. (Incorporated by reference to Exhibit (k)(1) filed with Fifth Street Finance Corp.’s Registration Statement on Form N-2 (File No. 333-146743) filed on May 8, 2008).
(k)(2)	Form of License Agreement by and between Registrant and Fifth Street Capital LLC (Incorporated by reference to Exhibit (k)(2) filed with Fifth Street Finance Corp.’s Registration Statement on Form N-2 (File No. 333-146743) filed on May 8, 2008).
(k)(3)	Loan and Servicing Agreement among Registrant, Fifth Street Funding, LLC, Wells Fargo Securities, LLC, Wachovia Bank, National Association, and Wells Fargo Bank, National Association, dated as of November 16, 2009 (Incorporated by reference to Exhibit 10.6 filed with Fifth Street Finance Corp.’s Annual Report on Form 10-K (File No. 814-00755) filed on December 9, 2009).
(k)(4)	Purchase and Sale Agreement by and between Registrant and Fifth Street Funding, LLC, dated as of November 16, 2009 (Incorporated by reference to Exhibit 10.7 filed with Fifth Street Finance Corp.’s Annual Report on Form 10-K (File No. 814-00755) filed on December 9, 2009).
(k)(5)	Pledge Agreement by and between Registrant and Wells Fargo Bank, National Association, dated as of November 16, 2009 (Incorporated by reference to Exhibit 10.8 filed with Fifth Street Finance Corp.’s Annual Report on Form 10-K (File No. 814-00755) filed on December 9, 2009).
(l)(1)	Opinion of Sutherland Asbill & Brennan LLP (Incorporated by reference to Exhibit (l) filed with Fifth Street Finance Corp.’s Registration Statement on Form N-2 (File No. 333-159720) filed on July 9, 2009).
(l)(2)	Opinion of Sutherland Asbill & Brennan LLP*
(n)(1)	Consent of Grant Thornton LLP dated July 14, 2009 (Incorporated by reference to Exhibit (n)(1) filed with Fifth Street Finance Corp.’s Registration Statement on Form N-2 (File No. 333-159720) filed on July 14, 2009).
(n)(2)	Consent of Grant Thornton LLP dated January 20, 2010 (Incorporated by reference to Exhibit (n)(2) filed with Fifth Street Finance Corp.’s Post Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-159720) filed on January 21, 2010).
(r)(1)	Code of Ethics of the Registrant (Incorporated by reference to Exhibit (r) filed with Fifth Street Finance Corp.’s Registration Statement on Form N-2 (File No. 333-146743) filed on May 8, 2008).
(r)(2)	Code of Ethics of Fifth Street Management LLC (Incorporated by reference to Exhibit (r)(2) filed with Fifth Street Finance Corp.’s Registration Statement on Form N-2 (File No. 333-159720) filed on June 4, 2009).

*	Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27.	Other Expenses Of Issuance And Distribution

SEC registration fee	$27,900
New York Stock Exchange listing fee	$250,000
FINRA filing fee	$50,500
Accounting fees and expenses	$75,000
Legal fees and expenses	$200,000
Printing and engraving	$150,000
Total	$753,400

The amounts set forth above, except for the SEC, FINRA, and New York Stock Exchange fees, are in each case estimated. All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons Controlled By Or Under Common Control

The following list sets forth each of the Registrant’s subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by the Registrant in such subsidiary:

•	FSFC Holdings, Inc. — a Delaware corporation (100%)

•	FSF/MP Holdings, Inc. — a Delaware corporation (100%)

•	Fifth Street Funding, LLC — a Delaware limited liability company (100%)

•	Fifth Street Mezzanine Partners IV, L.P. — a Delaware limited partnership (100%)

•	FSMP IV GP, LLC — a Delaware limited liability company (100%)

Each of our subsidiaries is consolidated for financial reporting purposes.

In addition, the Registrant may be deemed to control Lighting by Gregory, LLC, one of the Registrant’s portfolio companies.

Item 29.	Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at November 30, 2009.

Number of
Title of Class	Record Holders

Common stock, $0.01 par value	16

Item 30.	Indemnification

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

Section 102(b)(7) of the Delaware General Corporation Law allows a Delaware corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.

Subject to the Investment Company Act of 1940, as amended (the “1940 Act”) or any valid rule, regulation or order of the SEC thereunder, our Restated Certificate of Incorporation provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, our Restated Certificate of Incorporation provides that the indemnification described therein is not exclusive and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of stockholders or directors who are not interested persons, or otherwise, both as to action in his official capacity and to his action in another capacity while holding such office.

The above discussion of Section 145 of the Delaware General Corporation Law and the Registrant’s Restated Certificate of Incorporation is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Registrant’s Restated Certificate of Incorporation.

The Registrant has obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant’s behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

The Registrant may agree to indemnify any underwriters in connection with an offering pursuant to this Registration Statement against specific liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 31.	Business And Other Connections Of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which our investment adviser, and each director or executive officer of our investment adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Business — The Investment Adviser,” “Management — Board of Directors and Executive Officers — Directors,” “— Executive Officers” and “Investment Advisory Agreement.” Additional information regarding our investment adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-68676), and is incorporated herein by reference.

Item 32.	Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant, Fifth Street Finance Corp., 10 Bank Street, 12th Floor, White Plains, NY 10606;

(2) the Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York, 10038;

(3) the Custodian, Bank of America, National Association, Bank of America Corporate Center, 100 N Tryon Street, Charlotte, NC 28255-0001;

(4) the investment adviser, Fifth Street Management LLC, 10 Bank Street, 12th Floor, White Plains, NY 10606; and

(5) the administrator, FSC, Inc., 10 Bank Street, 12th Floor, White Plains, NY 10606.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

1. We hereby undertake to suspend any offering of shares until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this Registration Statement or (2) our net asset value increases to an amount greater than our net proceeds (if applicable) as stated in the prospectus.

2. We hereby undertake:

a. to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

b. for the purpose of determining any liability under the Securities Act, that each such post-effective amendment to this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. for the purpose of determining liability under the Securities Act to any purchaser, that if we are subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of this Registration Statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and

(3) any other communication that is an offer in the offering made by us to the purchaser.

f. to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event our shares of common stock are trading below our net asset value per share and either (i) we receive, or have been advised by our independent registered accounting firm that we will receive, an audit report reflecting substantial doubt regarding our ability to continue as a going concern or (ii) we have concluded that a fundamental change has occurred in our financial position or results of operations.

g. Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons, that we have been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we undertake, unless in the opinion of our counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

3. We hereby undertake that:

a. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of White Plains, State of New York, on January 26, 2010.

FIFTH STREET FINANCE CORP.

By:	/s/ LEONARD M. TANNENBAUM
Name: Leonard M. Tannenbaum
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ LEONARD M. TANNENBAUM Leonard M. Tannenbaum	President, Chief Executive Officer and Director (Principal Executive Officer)	January 26, 2010

/s/ WILLIAM H. CRAIG William H. Craig	Chief Financial Officer (Principal Financial and Accounting Officer)	January 26, 2010

* Adam C. Berkman	Director	January 26, 2010

/s/ BERNARD D. BERMAN Bernard D. Berman	Chief Compliance Officer, Executive Vice President, Secretary and Director	January 26, 2010

* Brian S. Dunn	Director	January 26, 2010

* Byron J. Haney	Director	January 26, 2010

* Frank C. Meyer	Director	January 26, 2010

* Douglas F. Ray	Director	January 26, 2010

*	Signed by Bernard D. Berman pursuant to a power of attorney signed by each individual on June 3, 2009 and filed with this Registration Statement on Form N-2 on June 4, 2009.

EXHIBIT INDEX

Exhibit
Number	Description

(h)	Underwriting Agreement, dated January 22, 2010, among Registrant, Fifth Street Management LLC, FSC, Inc., Wells Fargo Securities, LLC and UBS Securities LLC

(l)(2)	Opinion of Sutherland Asbill & Brennan LLP